June 18, 2024

Via Edgar

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	YSX Tech Co., Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted February 26, 2024
File No. 377-06871

Dear Mr. Fetterolf,

This letter is in response to the letter dated March 18, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to YSX Tech Co., Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response. A registration statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted February 26, 2024

Capitalization, page 54

1.	Please revise to include the long-term loans that are presented on your September 30, 2023 balance sheet on your table of capitalization. Refer to Item 3.B of Form 20-F for guidance.

Response: In response to the Staff’s comments, we revised our disclosure on page 54 of the Registration Statement to include the long-term loans that are presented on our September 30, 2023 balance sheet on the table of capitalization.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jie Xiao

Name:	Jie Xiao
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC